A19
3/5/2003

SEC 03002889 OMMISSION
..., D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-46592

RECEIVED
FEB 2 4 2003
207
PROCESSING SECTION WASH, D.C.

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSB Investments Co,

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Broadway
(No. and Street)

| Denver | CO | 80202-4999 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Avey (303) 863-4469
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortner, Bayens, Levkulich and Co., P.C.
(Name – *if individual, state last, first, middle name*)

| 1099 18th St., Suite 2900 | Denver | CO | 80202-1929 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, John J. Avey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSB Investments Co., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF COLORADO
CITY AND COUNTY OF DENVER

THE FOREGOING INSTRUMENT WAS ACKNOWLEDGED BEFORE ME THIS 21 DAY OF Feb 20 03 BY John J Avey
WITNESS MY HAND OFFICIAL SEAL
Jodi S Cooper
NOTARY PUBLIC

Notary Public

John J. Avey
Signature

PRESIDENT
Title

JODI S. COOPER NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 8/30/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Report on Internal Control Required by Rule 17a-5 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3

FORTNER, BAYENS, LEVKULICH
AND CO., P.C.

## INDEPENDENT AUDITORS' REPORT

Board of Directors
CSB Investments Co.
Denver, Colorado

We have audited the following financial statements of CSB Investments Co. (a wholly-owned subsidiary of Colorado State Bank and Trust) for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CSB Investments Co. at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed below are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

**1099 18th Street • Suite 2900 • Denver, CO 80202-1929**
**303/296-6033 • FAX 303/296-8553**
**Certified Public Accountants • A Professional Corporation**

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Fortner, Bayens, Levkulich & Co., P.C.

Denver, Colorado
January 24, 2003

CSB Investments Co.

BALANCE SHEET

December 31, 2002

## ASSETS

| | |
|---|---|
| Cash | $ 39,277 |
| Investment in money market mutual fund | 134,829 |
| Cash and cash equivalents | 174,106 |
| | |
| Commissions receivable and other assets | 10,625 |
| Propriety account of introducing broker | 25,380 |
| Furniture and equipment, net of accumulated depreciation of $58,567 | 1,474 |
| Total assets | $211,585 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 2,447 |
| | |
| Stockholder's equity | |
| Common stock, $1 par value, authorized 1,000 shares issued and 1,000 shares outstanding | 1,000 |
| Additional paid-in capital | 191,130 |
| Retained earnings | 17,008 |
| Total stockholder's equity | 209,138 |
| Total liabilities and stockholder's equity | $211,585 |

The accompanying notes are an integral part of this statement.

CSB Investments Co.

STATEMENT OF INCOME

Year ended December 31, 2002

| | |
|---|---|
| Revenue | |
| Commissions and fees | $236,111 |
| Other | 2,033 |
| Total revenues | 238,144 |
| | |
| Expenses | |
| Employee compensation and benefits | 144,000 |
| Trading costs | 20,146 |
| Occupancy and other | 28,704 |
| Total expenses | 192,850 |
| | |
| NET INCOME | $ 45,294 |

The accompanying notes are an integral part of this statement.

CSB Investments Co.

STATEMENT OF STOCKHOLDER'S EQUITY

Year ended December 31, 2002

| | Shares of common stock | Stock amount | Additional paid-in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|---|
| Balance at January 1, 2002 | 1,000 | $1,000 | $191,130 | $50,296 | $ 242,426 |
| Net income | - | - | - | 45,294 | 45,294 |
| Dividends paid | - | - | - | (78,582) | (78,582) |
| Balance at December 31, 2002 | 1,000 | $1,000 | $191,130 | $17,008 | $ 209,138 |

The accompanying notes are an integral part of this statement.

CSB Investments Co.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 45,294 |
| Adjustments to reconcile net income to net cash used in operating activities | |
| Depreciation | 1,584 |
| Changes in deferrals and accruals | |
| Commissions receivable | 6,761 |
| Accounts payable | (4,489) |
| Other | (288) |
| Net cash provided by operating activities | 48,862 |
| Cash flows from financing activities | |
| Cash paid for dividends | (78,582) |
| Decrease in cash | (29,720) |
| Cash and cash equivalents - beginning of year | 203,826 |
| Cash and cash equivalents - end of year | $174,106 |

The accompanying notes are an integral part of this statement.

CSB Investments Co.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

CSB Investments Co. ("The Company") was incorporated under the laws of the State of Colorado and is registered as a broker-dealer in that state. The Company is a wholly-owned subsidiary of Colorado State Bank and Trust ("the Parent"). As of March 1, 1994, the Company became a member of the NASD and started operations on March 7, 1994.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades are transacted through clearing brokers.

### Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the time of purchase.

### Furniture and Equipment

Furniture and equipment are reported at historical cost, net of accumulated depreciation. Depreciation is expensed over the estimated useful lives of the assets which range from five to seven years.

### Commissions

Commission revenue and related expenses are recorded on a settlement-date basis which does not differ materially from the trade-date basis required by generally accepted accounting principles.

## NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Effective January 1, 1997, the Parent elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. This election included the Company. Under these provisions, the Company does not pay income taxes on its taxable income. Instead the stockholders of the Parent are liable for individual income taxes on their respective share of the parent company.

## NOTE B - RELATED-PARTY TRANSACTIONS

Under a sublease agreement, the Company rents office space from its Parent. Rental expense for this lease was $5,331 in 2002.

## NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $175,082 that was $125,082 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2002.

## NOTE D - EMPLOYEE BENEFIT PLANS

The Company's parent maintains two defined contribution pension plans in effect for substantially all full-time employees:

- The Money Purchase Pension Plan requires the Company to contribute approximately 7% of eligible employees' compensation on an annual basis. Expenses for 2002 under this plan totaled $8,568.

- The 401(k) Profit Sharing Plan provides for voluntary employee contributions and discretionary contributions from the Company as determined annually by the board of directors. Expenses for 2002 under this plan totaled $7,449. The Company has committed to make matching contributions of up to 3% of eligible salary in 2003.

# SUPPLEMENTAL SCHEDULES

CSB Investments Co.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND MINIMUM NET CAPITAL REQUIRED

December 31, 2002

| | |
|---|---|
| Aggregate indebtedness | |
| Accounts payable | $ 2,447 |
| | |
| Minimum net capital required | |
| Greater of 6 2/3% of aggregate indebtedness, or $50,000 minimum for a broker or dealer who does not carry customer accounts | $ 50,000 |
| | |
| Stockholder's equity | $209,138 |
| | |
| Deduction | |
| Nonallowable assets | |
| Furniture and equipment, net | 1,474 |
| Cash deposit at parent bank in excess of allowable amount | 23,144 |
| | |
| Haircut on securities, pursuant to rule 15c3-1 | |
| Money market fund | 9,438 |
| | |
| Net capital | $175,082 |
| | |
| Capital in excess of requirement | $125,082 |
| | |
| Ratio of aggregate indebtedness to net capital | .01 to 1 |

NOTE: There were no differences in the above computations under Rule 15c3-1 from the corresponding computation in the Company's most recent unaudited Focus - Part IIa.

CSB Investments Co.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2) of the Rule.

FORTNER, BAYENS, LEVKULICH
AND CO., P.C.

Board of Directors
CSB Investments Co.

In planning and performing our audit of the financial statements and supplemental schedules of CSB Investments Co. (The Company) for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3a(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**1099 18th Street • Suite 2900 • Denver, CO 80202-1929**
**303/296-6033 • FAX 303/296-8553**
**Certified Public Accountants • A Professional Corporation**

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Fortner, Bayens, Levkulich & Co., P.C.

Denver, Colorado
January 24, 2003